**ARTIST CAPITAL LLC**

**REPORT PURSUANT TO RULE 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2019**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

Notes

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artist Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street, 11th Floor
(No. and Street)

| New York | New York | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

| 4601 DTC Boulevard Suite 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Notes

## OATH OR AFFIRMATION

I, Jonathan Sands _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Artist Capital LLC _____, as

of December 31 _____, 20 19 _____, are true and correct.  I further swear (or affirm) that

neither  the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

**DENISE SADOWSKI**
Notary Public, State of New York
No. 01SA5076308
Qualified in Queens County
Certificate filed in New York County
Commission Expires April 21, 2023



Signature

C.E.O.

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a)  Facing Page.
- ☐ (b)  Statement of Financial Condition.
- ☐ (c)  Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d)  Statement of Changes in Financial Condition.
- ☐ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)  Computation of Net Capital.
- ☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l)  An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Notes

**ARTIST CAPITAL LLC**

**<u>CONTENTS</u>**

Notes

 **SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Member of
Artist Capital LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Artist Capital LLC (the "Company") as of December 31, 2019, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Spicer Jeffries LLP*

We have served as Artist Capital LLC's auditor since 2012.

Denver, Colorado
February 11, 2020



**Notes**

**ARTIST CAPITAL LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2019**

### ASSETS

| | | |
|---|---|---|
| Cash & cash equivalents | $ | 2,968,181 |
| Commissions receivable | | 4,660,227 |
| Fixed assets | | 873,543 |
| Prepaid expenses | | 99,926 |
| Other assets | | 124,594 |
| | **$** | **8,726,471** |

### LIABILITIES AND MEMBER'S EQUITY

**LIABILITIES:**

| | | |
|---|---|---|
| Commissions payable | $ | 1,458,019 |
| Lease liability (Note 3) | | 760,944 |
| Due to related parties (Note 4) | | 122,325 |
| Accrued liabilities | | 51,489 |
| | $ | 2,392,777 |

**COMMITMENTS AND CONTINGENCIES** (Notes 3 and 5)

**MEMBER'S EQUITY** (Note 2)     6,333,694

| | | |
|---|---|---|
| | **$** | **8,726,471** |

The accompanying notes are an integral part of this statement.     4

Notes

**ARTIST CAPITAL LLC**

**NOTES TO FINANCIAL STATEMENTS**

*NOTE 1 -    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES*

*Organization and business*

Artist Capital LLC (the "Company") is a limited liability company formed in the state of Delaware on March 1, 2016.  The Company converted from an S Corporation that was formed in the state of Texas on June 29, 2011 to a Limited Liability Company on March 1, 2016.  The Company was approved to do business as a registered broker-dealer on May 23, 2013 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").  The Company's primary business activity is to assist managers of private alternative investment funds, including private equity, hedge funds and fund of funds, raise capital.

*15c3-3 Exemption*

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.  The Company does not carry or clear customer accounts.

*Cash and Cash Equivalents*

Cash, including cash denominated in foreign currencies, represents cash deposits held at financial institutions. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations.

*Revenue Recognition*

The Company's primary sources of revenue are fees and commissions earned from marketing funds. These fees represent a portion of the management and performances fees charged by the managers of these entities.  The Company records these fees when earned.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5

Notes

**ARTIST CAPITAL LLC**

**NOTES TO FINANCIAL STATEMENTS**
*(continued)*

*NOTE 1 -*     *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

**_Income taxes_**

The Company is recognized as a limited liability company by the Internal Revenue Service. The Company's members are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the

Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

*NOTE 2 -*     *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $2,715,914 and $114,019, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .63 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

*NOTE 3 -*     *COMMITMENTS*

*Leases* – The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

6

**Notes**

**ARTIST CAPITAL LLC**

**NOTES TO FINANCIAL STATEMENTS**

*NOTE 3 -*     *COMMITMENTS* (continued)

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

*NOTE 4 – LEASES*

The Company has an operating lease for office space. This lease has a remaining term ranging from one year to three years and does not contain options to either extend or terminate the lease.

The components of lease expense for the year ended December 31, 2019 were as follows:

| | | |
|---|---|---:|
| Operating lease Cost: | | |
|    Right-of-use assets | $ | 97,796 |
|    Accumulated amortization | | 19,210 |
| Total operating lease costs | $ | 117,006 |

Supplemental statement of financial condition at December 31, 2019, relating to leases were as follows:

7

Notes

**ARTIST CAPITAL LLC**

**NOTES TO FINANCIAL STATEMENTS**

***NOTE 4 – LEASES** (continued)*

Operating Leases:

| | | |
|---|---|---:|
| Right-of-use assets | $ | 786,828 |
| Accumulated amortization | | 104,338 |
| Right-of-use assets, net | $ | 682,490 |
| Operating lease Liabilities | $ | 760,944 |

Weighted Average Remaining Lease Terms

| | |
|---|---:|
| Operating Leases | 6.5 years |

Weighted Average Discount Rate:

| | |
|---|---:|
| Operating Leases | 0.79 |

Maturities of lease liabilities at December 31, 2019, were as follows:

| Year | | Operating Leases |
|---|---|---:|
| 2020 | $ | 114,984 |
| 2021 | | 121,410 |
| 2022 | | 127,965 |
| 2023 | | 138,525 |
| 2024 | | 133,134 |
| Thereafter | | 200,792 |
| Total lease payments | | 828,809 |
| Less imputed interest | | (67,865) |
| Operating lease liability | $ | 760,944 |

***NOTE 5 -    RELATED PARTY TRANSACTIONS***

Due to related parties reported in the Statement of Financial Condition represents amounts payable to its parent company for expenses paid on behalf of the Company.

***NOTE 6 -    FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES***

The Company is engaged in various corporate financing activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

8

Notes

**ARTIST CAPITAL LLC**

**NOTES TO FINANCIAL STATEMENTS**

NOTE 6 -     *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES* (continued)

Price risk is comprised of interest rate, market and currency risk. Interest rate risk is the risk that the value of financial instruments (mainly investments) may fluctuate as a result of changes in market interest rates. Market risk is the risk that the market values of investments change due to changes in market conditions. Investments in private investment companies are subject to market and interest rate risk. Currency risk is

the risk that the value of instruments may fluctuate as a result of changes in foreign exchange rates. As of December 31, 2019, substantially all assets and liabilities of the Company were denominated in United States dollars.

The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits.  As of December 31, 2019, the Company held $2,715,913 in excess of the federally insured limit at the financial institution.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash and cash equivalents, commission receivable, prepaid expenses, fixed assets, other assets, lease liability, due to related party, accrued liabilities, other current liabilities, and commissions payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.  Investments are valued as described in Note 1.

NOTE 7 -     *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.  The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.

9

Notes